Filed by NetIQ Corporation
                          Pursuant to Rule 425 Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                                 Under the Exchange Act of 1934

                                         Subject Company: WebTrends Corporation
                                                  Commission File No. 000-25215

POWERPOINT PRESENTATION SLIDES FROM EMPLOYEE PRESENTATION

[Slide 1]

[Slide depicts NetIQ and WebTrends logos]

STRATEGIC MERGER
NETIQ INTERNAL BRIEFING

[Slide 2]

-------------------------------------------------------------------------------
NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT- PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

[Slide 3]

Agenda
-------------------------------------------------------------------------------

     o    What did we announce?
     o    Who is WebTrends?
     o    Why did we do this?

     o    Can you give more details about their products?
     o    What does it mean to me?

[Slide 4]

[Slide depicts NetIQ and WebTrends logos]

Strategic Merger

What Did We Announce?

[Slide 5]

The Announcement
-------------------------------------------------------------------------------

     o    $1 billion merger with WebTrends
               -we did tell you we were serious about becoming the leading player in eBusiness Infrastructure management, right? No fooling around here...
     o Stock for stock acquisition of WEBT by NTIQ with exchange rate 0.480 NTIQ share for each WEBT share
     o    Resulting company ownership will be approximately 76% NetIQ/ 24%
          WebTrends
     o    Expected to close end of Q1 CY2001
     o Resulting company will retain NetIQ name and headquarters remain in San Jose, CA

[Slide 6]

More stuff we announced
-------------------------------------------------------------------------------

     o Eli Shapira, CEO of WebTrends takes NetIQ board seat and becomes Chief Strategy Officer (e.g. M&A)
     o    Two other execs from WebTrends will have Senior Executive positions
               - Glen Boyd, President and CTO of WebTrends, becomes CIO - Dan Meub, COO of WebTrends, becomes SVP of WebTrends products

[Slide 7]

In other words, we announced we are taking these two companies...
-------------------------------------------------------------------------------

[Slide depicts NetIQ logo with following text underneath:]

The Leader in Windows eBusiness Infrastructure Management

     o    $100 million est. CY00 revenue
     o    2,000+ customers
     o    600+ employees
     o    Headquarters San Jose, CA


[Slide depicts WebTrends logo with following text underneath:]

The Leader in Web Analytics and eBusiness Intelligence

     o    $60 million est. CY00 revenue
     o    50,000+ customers
     o    400+ employees
     o    Headquarters Portland, OR

[Slide 8]

 ...And Forming This!!!
-------------------------------------------------------------------------------

[Slide depicts NetQ logo + WebTrends logo]

                               Combined Position

                       The Leading Provider of eBusiness
              Infrastructure Management and Intelligence Solutions

                    o    $160 million estimated CY 2000 revenues
                    o    52,000+ customers
                    o    1,000+ employees
                    o    Headquarters San Jose, CA

[Slide 9]

[Slide depicts NetIQ logo and WebTrends logo]

                                Strategic Merger
                              So Who is WebTrends?

[Slide 10]

Who Is WebTrends?
-------------------------------------------------------------------------------

     o    Leading provider of web reporting and analysis products
                  -Brand leader--50,000+ customers and more than 100,000
                   licenses sold
                  -Technology leader- 40+ industry awards (more than competitors combined), 5 Patents Pending

     o    Strong financials
                  -$60 million in revenue in calendar year 2000
                  -Analysts project $100 million in calendar 2001
                  -Strong balance sheet ($87 million cash and investments) -Public company (NASDAQ: WEBT) that has been profitable since 1998
     o    400+ employees; HQ in Portland, Oregon
     o    Highly Leveragable Sales and Distribution Channels

[Slide 11]

WebTrends Brand Advantage
         March 1998 Inter@ctive Week- Site Tracking & Management Tools
-------------------------------------------------------------------------------

[slide depicts pie chart with following text:]

WebTrends                           46%
Other                               26%
Home Grown Solutions                7%
OpenMarket                          3%
Microsoft                           3%
Net.Genesis                         4%
WebTrac                             4%
Accrue                              7%

[Slide 12]

WebTrends Product Quality Advantage
40 Industry Awards- more than all of their competitors combined
-------------------------------------------------------------------------------

[Slide depicts logos of  14 industry awards awarded to WebTrends]

[Slide 13]

Market Leadership
-------------------------------------------------------------------------------

100,000 products sold to 50,000 customers

Over 50% of Fortune and Global 500

Technology

[Slide depicts logos of the following companies:]

Lucent Technologies
Microsoft
DELL
IBM
Motorola

Internet

[Slide depicts logos of the following companies:]

UUNET
MarchFIRST
@Home
Netscape
YAHOO! Broadcast

Retail

[Slide depicts logos of the following companies:]

Wal Mart
800.com
TOYSRUS.com
marthastewart.com
Office Depot.com

Financial

[Slide depicts logos of the following companies:]

American Express
Dow Jones
Citibank
Bank of America
Chase

[Slide 14]

A Real Company--19 Quarters of Increasing Revenues While Maintaining
Profitability
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
[Slide depicts bar chart with the left vertical axis indicating millions (from
4.0 million increasing to 16.0 million in increments of 4.0 million) and the horizontal axis indicating years (1996 through 2000). Distributed across the horizontal axis there are 19 vertical bars corresponding to fiscal quarters indicating a gradual growth of revenue from less than $4.0 million in 1996 to approximately $4.0 million in mid-1999, followed by a steep growth of revenue to approximately $16.0 million in 2000. The words "200% Annual Growth Rate" appear above the bar chart.


[Slide 15]

Sustainable Business Model to Invest in Long-Term
-------------------------------------------------------------------------------

[Slide depicts bar chart with the left vertical axis indicating millions (from
4.0 million increasing to 16.0 million in increments of 4.0 million), the right vertical axis indicating profitability (from $0.5 million to $2.5) million and the horizontal axis indicating years (1996 through 2000). Distributed across the horizontal axis there are 19 vertical bars corresponding to fiscal quarters indicating a gradual growth of revenue from less than $4.0 million in 1996 to approximately $4.0 million in mid-1999, followed by a steep growth of revenue to approximately $16.0 million in 2000. There are also seven bars indicating a growth in profitability from less than $4.0 million in early 1999 to between $2.0 million and $2.5 million in late 2000. The words "200% Annual Growth Rate" and "Allowing Continued Long Term Investment" appear above the bar chart.

[Slide 16]

An Expanding, Global Company
-------------------------------------------------------------------------------

[Slide depicts a world map on which the locations of WebTrends' employees and sls/svc partners in North America, South America, Europe, Africa, Asia and Australia are indicated by 61 yellow dots. Portland, Oregon has a yellow dot with a red star inside of it and the words "Portland 1996" written beside it. The UK office is also indicated by a yellow dot with a red star inside of it and the words "UK Office 2000" are written beside it. In the bottom center of the slide there is a table with two rows and two columns. The rows correspond to (1) Employees and (2) Sls/Svc Partners and the columns correspond to the years (1)1996 and (2) 2000. Across the row for Employees the number 7 appears in the first column and the number 402 appears in the second column. Across the row for Sls/Svc Partners the number 34 appears in the first column and the number 185 appears in the second column.]

[Slide 17]

Worldwide Field Presence
-------------------------------------------------------------------------------

[Graphic depicts a world map on which Regional Account Managers are indicated in North America and Europe by red dots (there are 23 red dots positioned on the map), Sales Engineers are indicated in North America and Europe by green dots (there are 13 green dots positioned on the map), Professional Services Engineers are indicated in North America and Europe by orange dots (there are 29 orange dots positioned on the map) and International Distributors are indicated in North America, South America, Europe, Africa, Asia and Australia by yellow dots (there are 57 yellow dots positioned on the map).

[Slide 18]

[Slide depicts NetIQ and WebTrends logos]

Strategic Merger
Why Did We Do This?

[Slide 19]

The Strategic Rationale
-------------------------------------------------------------------------------

     o Clear market and brand leadership in eBusiness infrastructure management
                  -Combination creates only true "end-to-end" solution
     o Accelerates achievement of NetIQ's business strategy and product vision
                  -Synergistic product lines, no overlap
     o    Large customer base
                  -Strong cross-sell opportunities
     o    Significantly enhanced distribution engine
                  -Complementary sales channels
     o    Strong management team and common culture

[Slide 20]

NetIQ's Vision:
Complete End to End Management
-------------------------------------------------------------------------------

[Slide contains a graph. The vertical axis indicates Functionality, including, from bottom to top, Testing & Migration, Administration, Monitoring, Management and Reporting & Analysis. The horizontal axis indicates Infrastructure, with an arrow, the left end of which indicates Back-end Infrastructure for the left-most portion of the chart and the right end of which indicates Front-line Infrastructure for the right-most portion of the chart. From left to right, the horizontal axis indicates Network & Servers, Directors and Email, Databases, Web Servers and Web & eBusiness Applications. Inside the chart there is a NetIQ logo at the bottom left quadrant and a WebTrends logo in the upper right quadrant, with arrows across two arcs connecting the upper Functionality points (Management and Reporting & Analysis) with the right-most Front-line Infrastructure points (Web Servers and Web & eBusiness Applications).


[Slide 21]

Synergies- Products & Technology
-------------------------------------------------------------------------------

[Slide depicts a chart consisting of three rows and six columns. The rows, from top to bottom, correspond to (1) NetIQ, (2) WebTrends and (3) NetIQ and WebTrends combined. The columns, from left to right, correspond to (1) Systems Administration, (2) Operations Management, (3) Network Performance Management,
(4) Security Management, (5) Web Management/ Reporting and (6) eBusiness Intelligence. A circle appears in each cell of the chart.

Across the row for NetIQ, a circle is completely darkened for each of the first three columns, half-darkened for the fourth column, and one-fourth darkened for the fifth column and completely blank for the sixth column.

Across the row for WebTrends, a circle is completely blank for each of the first three columns, half darkened for the fourth column and completely darkened for the fifth and sixth columns.

Across the row for the combined company, the circle for each column is completely darkened.]

[Slide 22]

The Resulting Product Lines
-------------------------------------------------------------------------------

[Slide depicts chart with the following text:]

Administration
         Domain Migration
         Directory Management
         Exchange Administration
         File and Storage Administration

Operations
         Applications and Server Management
         Applications Reporting and Chargeback

Network

         Networked Application Performance Testing
         Networked Application Monitoring

Security
         Real-time Intrusion Detection
         Security Assessment
         Firewall Management and Reporting

Web Management
         Web Traffic Analysis
         Web Site Management

EBiz Intelligence
         Visitor Relationship Management
         Campaign Analysis

[Slide 23]

Synergies- Distribution Channels
-------------------------------------------------------------------------------

[Slide depicts a chart consisting of three rows and four columns. The rows, from top to bottom, correspond to (1) NetIQ, (2) WebTrends and (3) NetIQ and WebTrends combined. The columns, from left to right, correspond to (1) Direct Enterprise, (2) Direct Telesales, (3) Partner and (4) E-commerce. A circle appears in each cell of the chart.

Across the row for NetIQ a circle is completely darkened for each of the first two columns, half-darkened for the third column and completely blank for the fourth column.

Across the row for WebTrends a circle is completely darkened for each of the first two columns, half-darkened for the third column and completely darkened for the fourth column.

Across the row for the combined company, the circle for each column is completely darkened.]

[Slide 24]

52,000+ Customers Combined
-------------------------------------------------------------------------------

[Slide depicts the logos of the following companies:]

Microsoft
AMGEN
ALCOA
Comcast

MCI
Countrywide
Intel
Boeing
NASDAQ
PG&E
GE
GlaxoWellcome
Wells Fargo
AT&T
Chase
Harris
Pfizer
EDS
DataReturn
Nordstrom
WalMart
Shell
NCR
Unisys
BBC
Nabisco
Marriott
DELL
IBM
Citibank
Charles Schwab
Southern  Company
UUNET

[Slide 25]

Executive Team
-------------------------------------------------------------------------------

Management

Ching-Fa Hwang                      President and CEO
Eli Shapira                         Chief Strategy Officer
Jim Barth                           Sr. VP and CFO
Tom Bernhardt                       Sr. VP and CTO
Glen Boyd                           Chief Information Officer
Flint Brenton                       Sr. VP Engineering
Her-Daw Che                         Sr. VP Unix Technology
Tom Kemp                            Sr. VP Products
Dan Meub                            Sr. VP WebTrends Products

Rick Pleczko                        Sr. VP Marketing
Glenn Winokur                       Sr. VP Worldwide Sales

[Slide 26]

Why This is Going to Work
-------------------------------------------------------------------------------

     o    We've Successfully done this before
     o    Combined opportunity is too great
     o    Very little 'consolidation' required
                  -Complementary distribution channels and sales models -Synergistic product lines and technology
     o    Focused integration teams
     o    Agreed on exec structure up-front
     o    Experience in managing distributed organizations

[Slide 27]

Integration Approach & Plans
-------------------------------------------------------------------------------

     o Each functional area will be led by a key executive responsible for integration
               -Glenn Winokur will oversee sales integration
               -Glenn Boyd will oversee IT infrastructure integration
               -Tom Kemp will oversee products integration
               -Flint Brenton will oversee engineering integration
               -Rick Pleczko will oversee marketing integration
               -Dan Meub will oversee WebTrends operations integration

[Slide 28]

[Slide depicts NetIQ and WebTrends logos]

Strategic Merger
WebTrends Products

[Slide 29]

The Need for Enterprise Management and Reporting Solutions
-------------------------------------------------------------------------------

[Graphic depicts small arrow containing the following text:]

Increasing numbers of web users, content and eCommerce

[Graphic depicts small arrow containing the following text:]

Internet and traditional businesses trying to capture revenue and productivity opportunities

[Graphic depicts small arrow containing the following text:]

Deployment of Internet-Based Systems, eContent, eMarketing and eCommerce Systems

[Graphic depicts large asterisk containing the following text:]

Need for Solutions that Manage, Analyze Report and Initiate Internet, eMarketing and eCommerce Activities

[Slide 30]

WebTrends Products at a Glance
-------------------------------------------------------------------------------

eBusiness Intelligence-

Correlation of web traffic information and other corporate data to maximize the success of eBusiness initiatives. WebTrends has coined the term Visitor Relationship Management

eBusiness Systems Management-

Management, analysis and reporting on traffic, performance, content quality and availability of an ebusiness infrastructure. Also proactive management, analysis and reporting of eBusiness security.

[Slide 31]

WebTrends Products at a Glance: eBusiness Intelligence
-------------------------------------------------------------------------------

         CommerceTrends (TM)- the industry's most powerful, scalable eBusiness Intelligence solution enabling managers to understand how visitors and customers interact with their web site and track the effectiveness of marketing campaigns. Managers are able to integrate real-time and historical visitor data with other corporate and market databases to drive decisions that maximize eBusiness success.

         Enterprise Reporting Server- the industry's only cross-platform enterprise scalable web traffic analysis solution for high traffic sites, including remote management, configuration, and customized reporting via browser. Enterprise Reporting Server delivers the highest performance available so reports can be delivered in real-time to multiple users or departments within an organization.

         WebTrends Live- the industry's most advanced real-time eService for web traffic analysis, eCommerce revenue tracking, and advertising campaign management. Because WebTrends Live is an eService, it requires no up front investment in hardware or software, no log files to wade through, and requires very little technical expertise to implement. Simply paste our custom JavaScript onto any web page to be tracked, and view reports instantly.

[Slide 32]

WebTrends Products at a Glance:
eBusiness Systems Management

         Security Analyzer- provides the world's most extensive vulnerability analysis, with well over 1000 tests for Windows, Solaris and popular versions of Linux. Offering the first true enterprise-wide agent-based architecture, it provides the most rigorous vulnerability analysis, while making it easy to deploy and manage true distributed security assessment in today's eBusiness.

         Firewall Suite- the leading enterprise level analysis and management tool providing support for over 25 different Firewall products focused on delivering the most in-depth knowledge of firewall, VPN and Proxy activity.

         Enterprise Suite-the industry's most comprehensive and scalable Internet server management solution for single server or clustered server sites, enabling organizations to monitor and report on the performance, site design, effectiveness and return on investment on their Internet and intranet servers and eBusiness initiatives.

         Professional Suite-the complete web site management solution for single server sites, enabling businesses to monitor and report on web site performance, site design, and effectiveness and of your Internet or intranet servers.

         Log analyzer-the award winning web traffic analysis solution that provides analysis and reporting of web site visitor traffic for single server sites.

[Slide 33]

Phase 1: Website Development
-------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text on opposite sides of the bottom segment:]

Develop Website                     Web Traffic Analysis

[Slide 34]

WebTrends Solutions
-------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text on opposite sides of the bottom segment:]

Develop Website                     Log Analyzer Pro Suite WT Live

[Slide 35]

Phase 2: Expansion of eBuisness Infrastructure
-------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text on either side of the bottom segment:]

Develop Website                             Web Traffic Analysis

[The following text appears on either side of the middle segment which depicts network equipment:]

Build Traffic & Infrastructure                       eBusiness Management

[Slide 36]

WebTrends Solutions
-------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text on either side of the bottom segment:]

Develop Website                             Analyzer Pro Suite WT Live

[The following text appears on either side of the middle segment which depicts network equipment:]

Build Traffic & Infrastructure                       Enterprise Suite
                                                     Firewall Suite
                                                     Security Analyzer

[Slide 37]

Phase 3: Driving eBusiness through Customer Interaction
-------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments with a homepage screenshot depicted in the bottom segment, and with the following text appearing on opposite sides of the bottom segment:]

Develop Website                             Web Traffic Analysis

[The following text appears on either side of the middle segment, which depicts network equipment:]

Build Traffic & Infrastructure                       eBusiness Management

[The following text appears on either side of the top segment which depicts a picture of people inside of a circle superimposed over screenshots:]

Drive eBusiness                             Visitor Relationship Management(TM)

[Slide 38]

WebTrends Solutions
-------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text appearing on opposite sides of the bottom segment:]

Develop Website                             Log Analyzer Pro Suite WT Live

[The following text appears on either side of the middle segment, which depicts network equipment:]

Build Traffic & Infrastructure                       Enterprise Suite
                                                     Firewall Suite
                                                     Security Analyzer

[The following text appears on either side of the top segment which depicts people standing inside of a circle superimposed over screenshots:]

Drive eBusiness                     CommerceTrends Ent. Reporting Server

[Slide 39]

Addressing the Needs of eBusiness
-------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text appearing on opposite sides of the bottom segment:]

Develop Website                     Web Traffic Analysis

[The following text appears on either side of the middle segment which depicts network equipment:]

Build Traffic & Infrastructure              eBusiness Management

[The following text appears on either side of the top segment which depicts people standing inside of a circle superimposed over screenshots:]

Drive eBusiness                             Visitor Relationship Management(TM)

[Slide 40]

WebTrends Solutions
-------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text appearing on opposite sides of the bottom segment:]

Develop Website                             Log Analyzer Pro Suite WT Live

[The following text appears on either side of the middle segment which depicts network equipment:]

Build Traffic & Infrastructure                       Enterprise Suite
                                                     Firewall Suite
                                                     Security Analyzer

[The following text appears on either side of the top segment which depicts people standing inside of a circle superimposed over screenshots:]

Drive eBusiness                     CommerceTrends Ent. Reporting Server

[Slide 41]

[Graphic depicts three small arrows pointing up beside a segmented pyramid]

[The following text appears in the bottom arrow:]

Distribution
On-line

[The following text appears in the middle arrow]

Corporate Sales
US & International VARs

[The following text appears in the top arrow:]

Enterprise Field
Sales Force

[The following text appears in the bottom segment of the pyramid:]

Entry Level Products Priced between $500-$1500

[The following text appears to the right of the bottom segment of the pyramid:]

     o    Pro Suite
     o    Log Analyzer

[The following text appears in the middle segment of the pyramid:]

Mid Tier Products Prices between $5000-$25,000

[The following text appears to the right of the middle segment of the pyramid:]

     o    Firewall Suite
     o    Security Analyzer
     o    Enterprise Suite

[The following text appears in the top segment of the pyramid:]

High-End Products Priced between $50,000-$500,000

[The following text appears next to the top segment of the pyramid:]

     o    CommerceTrends

     o    ERS

[Slide 42]

[Graphic depicts NetIQ and WebTrends logos]

Strategic Merger
So What Does It Mean to Me?

[Slide 43]

What Does It Mean to Me?
-------------------------------------------------------------------------------

     o A stronger, more diversified NetIQ that provides more eBusiness infrastructure management than any other vendor
     o    A great company to merge with
     o    More products to sell
          -We combine their Security Analyzer and Firewall product with Security Manager to create a new Security product that Bindview or others can't match!
          -Industry's best web reporting and analytics- from low-end log analysis to high-end Visitor Relationship Management
     o    Further competitive differentiation

[Slide 44]

Competitive Differentiation
-------------------------------------------------------------------------------

[Slide depicts a chart consisting of five rows and six columns. The rows, from top to bottom, correspond to (1) NetIQ+WebTrends, (2) BMC/HP/CA/Tivoli, (3) Bindview, (4) Quest and (5) Accrue/NetGenesis. The columns, from left to right, correspond to (1) Systems Administration, (2) Operations Management, (3) Network Performance Management, (4) Security Management, (5) Web Management/ Reporting and (6) eBusiness Intelligence. A circle appears in each cell of the chart.

Across the row for NetIQ+WebTrends, the circle for each column is completely darkened.

Across the row for BMC/HP/CA/Tivoli, the circle is completely blank for the first column, three-fourths darkened for the second column, completely blank for the third column, one-fourth darkened for the fourth and fifth columns and completely blank for the sixth column.

Across the row for Bindview the circle is half-darkened for the first column, completely blank for the second and third columns, half-darkened for the fourth column and completely blank for the fifth and sixth columns.

Across the row for Quest, the circle is half-darkened for the first column, one-fourth darkened for the second column, and completely blank for the third, fourth, fifth and sixth columns.

Across the row for Accrue/NetGenesis, the circle is completely blank for the first, second, third and fourth columns, half-darkened for the fifth column and one-fourth darkened for the sixth column.

[Slide 45]

[Graphic depicts NetIQ and WebTrends logos]

Combined Position
The Leading Provider of eBusiness Infrastructure Management and Intelligence Solutions

     o    $160 million estimated CY 2000 revenues
     o    52,000+ customers
     o    1,000+ employees
     o    Headquarters San Jose, CA

[Each slide contains a graphic at the bottom which has the words "mission critical software for ebusiness" printed in between the NetIQ logo and the WebTrends logo.]

-------------------------------------------------------------------------------

NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.


Contacts:

 NetIQ Corporation

Susan Torrey, Press Relations
(713) 548-1863
susan.torrey@netiq.com